UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta, Canada T2P 1K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibits 99.3 and 99.4 to this Form 6-K are hereby incorporated by reference into the registration statement on Form F-3 of Penn West Petroleum Ltd. (File No. 333-171675).

Exhibit 99.7 to this Form 6-K is hereby incorporated into the registration statement on Form F-3 of Penn West Petroleum Ltd. (File No. 333-171675) and the Registration Statement on Form 8-A of Penn West Petroleum Ltd., filed with the Securities and Exchange Commission on January 3, 2011.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 3, 2013.

PENN WEST PETROLEUM LTD.

BY:	/s/ Todd H. Takeyasu

Name:	Todd H. Takeyasu
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release, dated May 1, 2013

99.2	News Release, dated May 2, 2013

99.3	Management’s Discussion and Analysis for the three months ended March 31, 2013

99.4	Financial Statements for the three months ended March 31, 2013

99.5	Quarterly Certification of Chief Executive Officer under Canadian law

99.6	Quarterly Certification of Chief Financial Officer under Canadian law

99.7	Advance Notice By-Law – By-Law No. 2